United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Interim Financial Statements

March 31, 2019

IFRS in US$

Vale S.A. Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of March 31, 2019, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows for the three-month period ended March 31, 2019, including the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Brumadinho’s dam failure

We draw attention to Note 3 to the interim financial statements that describes the actions taken by the Company and the impacts on the interim financial statements as a consequence of the Brumadinho’s Dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

May 9, 2019

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil 22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Three-month period ended March 31,
	Notes	2019	2018
Continuing operations
Net operating revenue	4(c)	8,203	8,603
Cost of goods sold and services rendered	5(a)	(4,701)	(5,224)
Gross profit		3,502	3,379

Operating expenses
Selling and administrative expenses	5(b)	(110)	(124)
Research and evaluation expenses		(71)	(69)
Pre operating and operational stoppage		(214)	(78)
Brumadinho event	3	(4,504)	—
Other operating expenses, net	5(c)	(84)	(125)
		(4,983)	(396)
Impairment and disposal of non-current assets	3 and 15	(204)	(18)
Operating income (loss)		(1,685)	2,965

Financial income	6	97	118
Financial expenses	6	(808)	(647)
Other financial items	6	5	(95)
Equity results and other results in associates and joint ventures	13 and 17	84	71
Income (loss) before income taxes		(2,307)	2,412

Income taxes	7
Current tax		(247)	(93)
Deferred tax		879	(628)
		632	(721)

Net income (loss) from continuing operations		(1,675)	1,691
Net income (loss) attributable to noncontrolling interests		(33)	19
Net income (loss) from continuing operations attributable to Vale’s stockholders		(1,642)	1,672

Discontinued operations
Loss from discontinued operations		—	(82)
Loss from discontinued operations attributable to Vale’s stockholders		—	(82)

Net income (loss)		(1,675)	1,609
Net income (loss) attributable to noncontrolling interests		(33)	19
Net income (loss) attributable to Vale’s stockholders		(1,642)	1,590

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share:	8
Common share (US$)		(0.32)	0.30

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended March 31,
	2019	2018
Net income (loss)	(1,675)	1,609
Other comprehensive income (loss):
Items that will not be reclassified subsequently to the income statement
Translation adjustments	(242)	(230)
Retirement benefit obligations	9	53
Fair value adjustment to investment in equity securities	(39)	(35)
Transfer to reserve	—	(20)
Total items that will not be reclassified subsequently to the income statement, net of tax	(272)	(232)

Items that may be reclassified subsequently to the income statement
Translation adjustments	291	(11)
Net investments hedge (note 20d)	(9)	(27)
Transfer of realized results to net income	—	(78)
Total of items that may be reclassified subsequently to the income statement, net of tax	282	(116)
Total comprehensive income (loss)	(1,665)	1,261

Comprehensive income (loss) attributable to noncontrolling interests	(38)	17
Comprehensive income (loss) attributable to Vale’s stockholders	(1,627)	1,244
From continuing operations	(1,627)	1,239
From discontinued operations	—	5
	(1,627)	1,244

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended March 31,
	2019	2018
Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	(2,307)	2,412
Adjusted for:
Equity results and other results in associates and joint ventures	(84)	(71)
Impairment and disposal of non-current assets	204	18
Depreciation, amortization and depletion	801	873
Financial results, net	706	624
Changes in assets and liabilities:
Accounts receivable	464	17
Inventories	(461)	56
Suppliers and contractors	(103)	(340)
Provision - Payroll, related charges and others remunerations	(460)	(541)
Liabilities related to Brumadinho (note 3)	2,423	—
De-characterization of the upstream dams (note 3)	1,855	—
Other assets and liabilities, net	38	(105)
	3,076	2,943
Interest on loans and borrowings paid (note 16)	(246)	(381)
Derivatives paid, net	(118)	(25)
Interest on leasing paid	(22)	—
Income taxes (including settlement program)	(490)	(365)
Net cash provided by operating activities from continuing operations	2,200	2,172

Cash flow from investing activities:
Capital expenditures	(611)	(890)
Additions to investments	—	(17)
Acquisition of subsidiary, net of cash	(496)	—
Proceeds from disposal of assets and investments	93	1,101
Dividends and interest on capital received from associates and joint ventures	—	10
Restricted cash and judicial deposits (note 3)	(3,490)	—
Others investments activities, net (1)	38	2,639
Net cash provided by (used in) investing activities from continuing operations	(4,466)	2,843

Cash flow from financing activities:
Loans and borrowings from third-parties (note 16)	1,842	—
Payments of loans and borrowings from third-parties (note 16)	(216)	(2,277)
Payments of leasing	(75)	—
Dividends and interest on capital paid to stockholders	—	(1,437)
Dividends and interest on capital paid to noncontrolling interest	(63)	(91)
Transactions with noncontrolling stockholders	—	(17)
Net cash provided by (used in) financing activities from continuing operations	1,488	(3,822)

Net cash used in discontinued operations	—	(44)

Increase (decrease) in cash and cash equivalents	(778)	1,149
Cash and cash equivalents in the beginning of the period	5,784	4,328
Effect of exchange rate changes on cash and cash equivalents	2	(6)
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	—	(103)
Cash and cash equivalents at end of the period	5,008	5,368

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	37	60

(1) Includes loans and advances from/to related parties. For the period ended March 31, 2018, includes proceeds received from Nacala project finance (note 25b) in the amount of US$2,572.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		5,008	5,784
Accounts receivable	9	2,453	2,648
Other financial assets	11	467	435
Inventories	10	4,909	4,443
Prepaid income taxes		567	543
Recoverable taxes		1,188	883
Others		483	556
		15,075	15,292

Non-current assets
Judicial deposits	22(c)	5,124	1,716
Other financial assets	11	3,108	3,144
Prepaid income taxes		560	544
Recoverable taxes		560	751
Deferred income taxes	7(a)	7,711	6,908
Others		297	263
		17,360	13,326

Investments in associates and joint ventures	13	3,272	3,225
Intangibles	14	8,540	7,962
Property, plant and equipment	15	49,903	48,385
		79,075	72,898
Total assets		94,150	88,190

Liabilities
Current liabilities
Suppliers and contractors		3,331	3,512
Loans and borrowings	16	2,715	1,003
Leases	2(c)	219	—
Other financial liabilities	11	1,434	1,604
Taxes payable		669	428
Settlement program (“REFIS”)	7(c)	433	432
Liabilities related to associates and joint ventures	17	280	289
Provisions	21	976	1,363
Liabilities related to Brumadinho	3	1,642	—
Others		768	480
		12,467	9,111
Non-current liabilities
Loans and borrowings	16	14,336	14,463
Leases	2(c)	1,527	—
Other financial liabilities	11	3,011	2,711
Settlement program (“REFIS”)	7(c)	3,825	3,917
Deferred income taxes	7(a)	1,524	1,532
Provisions	21	9,130	7,095
Liabilities related to Brumadinho	3	749	—
Liabilities related to associates and joint ventures	17	765	832
Deferred revenue - Gold stream		1,522	1,603
Others		2,101	2,094
		38,490	34,247
Total liabilities		50,957	43,358

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		42,380	43,985
Equity attributable to noncontrolling interests		813	847
Total stockholders’ equity		43,193	44,832
Total liabilities and stockholders’ equity		94,150	88,190

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings (accumulated deficit)	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2018	61,614	(152)	1,139	(970)	10,968	(2,477)	(1,033)	(25,104)	—	43,985	847	44,832
Loss	—	—	—	—	—	—	—	—	(1,642)	(1,642)	(33)	(1,675)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	9	—	—	9	—	9
Net investments hedge (note 20d)	—	—	—	—	—	—	—	(9)	—	(9)	—	(9)
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	(39)	—	—	(39)	—	(39)
Translation adjustments	—	—	—	—	(61)	—	2	113	—	54	(5)	49
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	6	6
Assignment and transfer of shares (note 24)	—	—	—	—	—	22	—	—	—	22	—	22
Balance at March 31, 2019	61,614	(152)	1,139	(970)	10,907	(2,455)	(1,061)	(25,000)	(1,642)	42,380	813	43,193

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings (accumulated deficit)	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2017	61,614	(152)	1,139	(954)	7,419	(1,477)	(1,183)	(22,948)	—	43,458	1,314	44,772
Net income	—	—	—	—	—	—	—	—	1,590	1,590	19	1,609
Other comprehensive income:
Retirement benefit obligations	—	—	—	(20)	—	—	53	—	—	33	—	33
Net investments hedge (note 20d)	—	—	—	—	—	—	—	(27)	—	(27)	—	(27)
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	(35)	—	—	(35)	—	(35)
Translation adjustments	—	—	—	—	(35)	—	—	(282)	—	(317)	(2)	(319)
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisitions and disposal of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(225)	(225)
Balance at March 31, 2018	61,614	(152)	1,139	(974)	7,384	(1,477)	(1,165)	(23,257)	1,590	44,702	1,105	45,807

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.                                     Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo — B3 S.A. (VALE3), New York - NYSE (VALE), Paris - NYSE Euronext (VALE3) and Madrid — LATIBEX (XVALO).

2.                                     Basis for preparation of the interim financial statements

a)        Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)        Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2018. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the critical judgements and estimates made in determining the financial impacts arising from the Brumadinho’s dam failure, as described in note 3, and the new accounting policy related to the application of IFRS 16 — Leases, which was adopted by the Company from January 1, 2019 and is described in note 2(c). The accounting policy for recognizing and measuring income taxes in the interim period is described in note 7.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is the relevant currency used by international investors.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended
	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2018
US Dollar (“US$”)	3.8967	3.8748	3.7684	3.2433
Canadian dollar (“CAD”)	2.9165	2.8451	2.8346	2.5649
Euro (“EUR” or “€”)	4.3760	4.4390	4.2802	3.9866

The issue of these interim financial statements was authorized by the Board of Directors on May 9, 2019.

c) Changes in significant accounting policies

– IFRIC 23 Uncertainty over income tax treatments — IFRIC 23 became effective for annual periods beginning on or after 1 January 2019 and clarifies the measurement and recognition requirements of IAS 12 Income taxes. The Company has assessed these requirements brought by the new interpretation and concluded there is no significant impact on its interim financial statements.

– IFRS 16 Lease — The Company applied IFRS 16 beginning from January 1, 2019, the date of initial application, using the modified retrospective approach. Accordingly, the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. As a result of the IFRS 16 adoption, the Company has changed its accounting policy for lease contracts and the details of these changes are disclosed below.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

The ferrous minerals produced in Brazil are mainly shipped to Asia. The Company has leased the Ponta da Madeira and Itaguaí maritime terminals in Brazil, that are primarily for the delivery of iron ore and iron ore pellets to bulk carrier vessels. The remaining lease terms are, respectively, 4 and 7 years for the ports in Brazil. Vale also has a lease agreement for a maritime terminal in Oman, which is used to deliver iron ore pellets produced in that location. The remaining lease term is 24 years for the port in Oman.

Some of the delivery of iron ore from Brazil to the Asian clients are made through 5 time charter agreements, which have 11 years remaining on average. As part of the ferrous minerals segment, the Company also has long-term agreements for the exploration and processing of iron ore with its joint ventures, such as the agreements to lease the pelletizing plants in Brazil.

In addition, the Company leases an oxygen plant dedicated to the base metals operation, as part of its nickel operation run in Canada. The remaining period of this lease agreement is 11 years.

Moreover, the Company has a long term contract related to the right of use of certain locomotives dedicated to the transportation of the coal in Mozambique. This agreement has a remaining lease term of 7 years.

Vale has leased properties for its operational facilities and commercial and administrative offices in the various locations where the Company conducts its business.

Until December 31, 2018, these leases arrangements were classified as operating leases and were not recognized in the Company’s statement of financial position. The contractual payments were recognized in the income statement on a straight-line basis over the term of the lease.

As at January 1, 2019, these lease agreements were recognized in the statement of financial position and were measured discounting the remaining contractual payments at the present value, using the Company’s incremental borrowing rate ranging from 3% to 6%, depending on the remaining lease term. The Company used the following practical expedients when applying IFRS 16:

•                  Applied a single discount rate to a portfolio of leases with similar characteristics.

•                  Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases of low-value assets. The payments associated to these leases will be recognized as an expense on a straight-line basis over the lease term.

•                  Used hindsight when determining the lease term, to determine if the contract contains options to extend or terminate the lease.

Lease liabilities by type of assets under IFRS 16 and the reconciliation to the operating lease commitments under IAS 17 are as follows:

	Lease commitments disclosed on December 31, 2018	Contracts scoped out	Present value adjustment	Lease liability recognized on January 1, 2019
Ports	1,131	—	(365)	767
Vessels	769	(1)	(164)	605
Pellets plants	218	(15)	(52)	151
Properties	162	(1)	(24)	137
Energy plants	94	—	(29)	64
Locomotives	68	(7)	(16)	45
Mining equipment	46	(13)	(4)	29
Other	9	(5)	—	4
Total	2,497	(42)	(655)	1,801

The lease liability is presented on the statement of financial position as “Leases”.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

The recognized right-of-use assets by types of assets are as follows:

	January 1, 2019	March 31, 2019
Ports	767	756
Vessels	605	593
Pellets plants	151	141
Properties	137	122
Energy plants	64	65
Locomotives	45	48
Mining equipment	29	26
Other	4	3
Total	1,801	1,753

The accounting policy related to leases is disclosed in note 15.

3.                            Brumadinho’s dam failure

On January 25, 2019, a rupture has been experienced in the Dam I of the Córrego do Feijão mine, which belongs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brasil (“Brumadinho dam”). This dam built under the upstream method was inactive since 2016 (without additional tailings disposal) and there was no other operational activity in this structure.

Under the ‘‘upstream’’ method, the dam is raised by building successive layers (“lifts”) above the tailings accumulated in the reservoir. There are two other raising methods, the ‘‘downstream’’ method and the ‘‘centerline’’ method. Each of these methods presents a different risk profile.

Due to the Brumadinho’s dam failure (“event”), 270 people lost their lives or are missing. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam and it is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings contained in the Dam I have caused an impact of around 270 km in extension, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The Paraopeba river and its ecosystems have also been impacted by the event.

The Company has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the dam failure. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam failure.

The Company established three Extraordinary Independent Consulting Committees to support the Board of Directors. The members of these committees are independent and unrelated to the management or to the Company’s operations, to ensure that the initiatives are unbiased. Following are the committees:

a)                 The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam failure;

b)                 The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow-up on the measures taken to support the victims and the recovery of the areas affected by the Brumadinho dam failure, assuring that all necessary resources will be applied; and

c)                  The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), which will provide support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams.

In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

a) Financial impacts arising from the dam failure

At the current stage of the investigations, assessments of the causes and possible third parties’ lawsuits against the Company, it is not possible to determine all costs that may be incurred due to the event and, therefore, the amounts that are being disclosed in these interim financial statements took into consideration Management’s best estimate and considers the facts and circumstances known at this point in time. The financial impacts recognized on the statement of financial position and income statement are presented as follows:

Statement of financial position

	March 31, 2019
	Current	Non-Current	Total
Assets
Other financial assets - Restricted cash	111	—	111
Judicial deposits
Civil litigation	—	1,731	1,731
Labor litigation	—	413	413
Environmental litigation	—	1,091	1,091
Total assets	111	3,235	3,346

Liabilities
Provisions
De-characterization of the upstream dams	158	1,674	1,832
Liabilities related to Brumadinho
Framework Agreement with the Public Ministry of Labor	243	—	243
Framework Agreement with the Public Prosecutors and Public Defendants	1,265	749	2,014
Administrative sanctions - IBAMA	65	—	65
Donations	69	—	69
	1,642	749	2,391
Total liabilities	1,800	2,423	4,223

In addition to the restricted cash and judicial deposits, an amount equivalent to US$1 billion (R$3,75 billion) has been restricted using 75,325,801 of the Company’s common shares held in treasury (see further details below in “Lawsuits”).

Income statement

Three-month period ended March 31, 2019
Brumadinho event
De-characterization of the upstream dams	1,855
Provisions related to the Brumadinho event	2,423
Incurred expenses (*)	104
Others	122
4,504
Pre operating and operational stoppage
Operational stoppage	160

Impairment and disposal of non-current assets
Assets write-off	154

Total	4,818

(*) Cash outflows, which is broken down by nature is disclosed below in “Donations and incurred expenses”.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

b)  De-characterization of the dams

i) Upstream dams

On January 29, 2019 the Company informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” all of its tailings dams built by the upstream method (same method as Brumadinho’s dam), located in Brazil. The “de-characterizing” means that the structure will be dismantled so the structure is effectively no longer a dam.

Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing in full and potentially reprocessing the tailings contained in the dams. Since the event, the Company has been working to develop the detailed de-characterization engineering plans to each of these dams.

Based on the current stage, the updated plans indicated that for certain of these upstream dams, the Company will have to first reinforce the downstream massive structures of these dams, and conclude the de-characterization subsequently, according to the geotechnical and geographic conditions of each of the upstream dams. Depending on the safety level of certain tailings dams, it was also considered whether an additional contention structures should be built. Therefore, there has been a revision of the total costs and expected timing for the cash outflows based on the updated studies. During March 2019, the conceptual projects for the de-characterization were filed and the conceptual developing are expected to be concluded in August 2019. These plans are subject to further review and eventual approval by the relevant authorities. Thus, based on the information available on the preparation of these interim financial statements, the estimated amount discounted at the present value using the rate of 4.38% and based on the expected cash outflows resulted in a provision of US$1,832 (R$7,137 million) recorded as at March 31, 2019.

The measurement of the costs and recognition of this provision takes into consideration several assumptions and estimates, which rely on factors, which some of that are not always under the Company’s control. The main critical assumptions and estimates applied considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution. Therefore, changes in the critical assumptions and estimates may result in a material change to the provided amount as at March 31, 2019.

ii) Other structures

 In addition to the structures aforementioned, 4 other structures did not have renewed their Stability Condition Declarations (“DCE”) due to the new safety index established primarily by the National Mining Agency (“Agência Nacional de Mineração — ANM”), leading to the stoppage of these structures.

External specialists have reviewed all information available in relation to these structures and have adopted new and more conservative interpretation to determine the safety index. To ensure the stability of these structures, the Company is working to conclude, based on the parameters adopted by these specialists and following guidelines issued primarily by the ANM, whether the Company will be required to either take any measure to increase the safety index or perform the de-characterization of these 4 structures. There has been also dikes identified that were built under the upstream method, which are part of certain downstream dams. The Company is assessing whether these dikes should be de-characterized as well.

At the current stage of studies and analysis, it is not yet possible to estimate the potential additional provision related to the de-characterization of the structures mentioned above, neither whether other additional dam’s structure or dikes may be identified based on the ongoing assessment and potential new standards related to the stability condition.

iii) Associates

Some of our investees also operate similar dam structures, which are exposed to the uncertainties explained in i) and ii) above. However, at this point in time, these investees could not prepare a detailed plan and, therefore, they did not develop a preliminary estimate with sufficient reliability of the costs and timing for the de-characterization of their tailings dams. These associates are still developing the specific studies to reintegrating the dam and its contents into the local environment when required and at the date it is not yet possible to determine whether the Company will reflect the expense related to the potential additional provision of these investees.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

c)  Operation stoppages

In order to carry out safely the de-characterization of the dams, the Company has temporarily stopped the production of the units, located in the southern system, where the upstream dams are located. Based on the volume produced in 2018, the stoppage may result in a reduction in production of approximately 40 million tons of iron ore. For reference, the Company sold 364 million tons of iron ore and pellets in 2018. In addition, the Company has other operations that are temporarily suspended due to judicial decisions or technical analysis performed by the Company on the dams, which may result in a reduction in sales up to 52.8 million tons of iron ore, based on the prior twelve-month period. The Company is working on legal and technical measures to resume these operations.

The Company recorded a loss of US$160 related to the operational stoppage and idle capacity of the ferrous minerals segment as “Pre operating and operational stoppage” for the three-month period ended March 31, 2019.

d) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$154 (R$585 million) as “Impairment and disposal of non-current assets” in the three-month period ended March 31, 2019 in relation to the assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil.

The Company has assessed the risk of impairment considering the current circumstances and concluded that no further loss should be recognized in relation to the event.

e) Framework Agreements

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. As a result, the Company has started negotiations and entered into agreements with the relevant authorities and affected people.

(i) Public Ministry of Labor

On February 15, 2019, Vale entered into a preliminary agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31, 2019 and will either assist terminated third party employees with a replacement or pay their salaries until December 31, 2019.

The Company will also keep paying wages regularly to the missing people until the authorities have considered them as fatal victims of the event and will pay to the families of the fatal victims an amount equivalent to their wages until December 31, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor.

The Company has estimated the provision based on the terms of the preliminary agreement and taking into consideration the information available to date. However, as the Company did not have access to all information needed and has not reached a final agreement in relation the indemnification amounts, Management has applied judgements in determining the key assumptions used in the estimate. The main assumptions taken were: (i) average compensation, (ii) age and estimated number of relatives of those affected by the event, and (iii) discount rate. The estimated amount to meet the obligation under the agreement resulted in the provision of US$227 (R$885 million) as at March 31, 2019.

Moreover, the Company will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old. Hence, as at March 31,2019, Vale recognized a provision based on actuarial assumptions in the amount of US$16 (R$64 million).

(ii) Brazilian Federal Government, State of Minas Gerais, Public Prosecutors and Public Defendants

On a judicial hearing that took place on February 20, 2019, in the scope of the public civil action n° 5010709-36.2019.8.13.0024, in process of the 6th Public Treasury Lower Court of Belo Horizonte, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which the Company commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

Due to this agreement, the Company will anticipate indemnification to each family member through monthly payments during a 12-month period. The total amount of this obligation may vary depending on the number of beneficiaries that will be registered and the number of relatives entitled to the indemnification payments. Therefore, Vale has estimated the total cost associated with this obligation based on the expected number of individuals and using demographic assumptions to determine the size of this provision, resulting in the recognition of US$260 (R$1,016 million) as at March 31, 2019.

The agreement also includes the following measures: (i) independent technical assistance to support on the individual indemnities of those affected, if requested; and (ii) reimbursement or direct funding of the extraordinary expenses of the State of Minas Gerais and its governmental bodies due to the dam failure, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions.

On April 5, 2019, Vale and the Public Defendants of the State of Minas Gerais entered into an agreement under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts for each damage. Vale has applied significant judgements in making assumptions to develop its best estimate for each item in the scope of the agreement.

The estimated amount of provision takes into consideration the expected volume of claims for each item thereto and timing to settle the indemnification agreements for each individual and their families. This provision also takes into consideration demographic assumptions, discount rate and the current market value of certain items that are scoped in the agreement. Therefore, based on the current best estimate and considering the uncertainties related to the possible outcomes, as it could change based on the actual settlements against the assumptions taken by Management, the Company has estimated a provision of US$1,754 (R$6,834 million), discounted at the present value using a rate of 4.38%, considering the expected cash outflows.

f) Donations and other incurred expenses

(i) Donations

The Company entered into an agreement with the Brumadinho city, in which the Company will donate to the city an amount of approximately US$21 (R$80 million) over the next 2 years. Vale has also signed an agreement to donate US$26 (R$100 million) to the Association of Mining Cities of Minas Gerais (“AMIG”) and agreements to make donations to other institutions in the total amount of US$29 (R$114 million). In addition, the Company has offered donations to the families with missing members or affected by fatalities, to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam and to business owners of the region.

(ii) Environment and fauna

The Company is building a retention dike for the tailings on the affected areas. The Company has also installed anti-turbidity barriers for sediment retention alongside the Paraopeba River. In addition, Vale has mobilized cleaning, de-sanding and dredging the Paraopeba river channel.

Daily collection points of water and barriers for sediment retention were installed alongside the Paraopeba River, Três Maias reservoir and São Francisco river.

Vale also has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery before the animals are authorized, after veterinarian assessment, to be returned to their guardians.

Furthermore, the Company has paid the administrative fines imposed by the State Secretary for Environment and Sustainable Development — SEMAD MG, in the total amount of US$27 (R$100 million).

The potential environmental liabilities resulting from the dam failure could be significant, however the Company could no reasonably estimate the size of potential losses or settlements or the timing of the total amount related to environmental obligations due to the early stage of the negotiations with relevant authorities.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

(iii) Incurred expenses

The Company has incurred the following expenses in the three-month period ended March 31, 2019:

Three-month period ended March 31, 2019
Incurred expenses
Administrative sanctions	27
Donations to the affected people and to the city	19
Drilling and infrastructure	2
Environmental recovery	17
Medical aid and other materials	5
Fuel and transportation	3
Others (*)	31
Total	104

(*) Includes expenses with communication, accommodation, humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

g) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. New contingencies are expected to come in the future. Vale is still evaluating these contingencies and will recognize a provision based on the stage of these claims. Due to the preliminary stage of the investigations and claims, it is not possible to determine a range of reliable results or estimates of potential exposure related to dam failure at this point in time.

Lawsuits

On January 27, 2019, following the injunctions granted upon the requests of the Public Prosecutors of the State of Minas Gerais and the State of Minas Gerais, the Company had restricted US$2.8 billion (R$11 billion) on its bank accounts to take the necessary measures to reassure the stability of the other dams of the Córrego do Feijão Mine Complex, provide accommodation and assistance to the affected people, remediate environmental impacts, among other obligations in addition to the amounts provided to date.

On January 31, 2019, the Public Ministry of Labor filed a Public Civil Action and two preliminary injunctions were granted determining the freezing of US$411 (R$1.6 billion) on the Company’s bank accounts to secure the indemnification of direct and third-party employees that worked in the Córrego de Feijão mine at the time of the Brumadinho dam failure.

On March 18, 2019 the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze US$257 (R$1 billion) of the Company’s assets, aiming to grant funds that could be required to indemnify for losses that may arise from the evacuation of the community of Sebastião de Águas Claras — Macacos community.

On March 25, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and two preliminary injunctions were granted to freeze a total of US$757 (R$3 billion) of the Company’s assets, to grant funds that might be required to indemnify for losses that may arise from evacuation of the communities in Barão de Cocais.

On March 28, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to suspend a total amount of US$257 (R$1 billion) of the Company’s assets, to grant funds that might be required to indemnify for losses that may arise from evacuation of the communities in Nova Lima.

In total, approximately US$4.3 billion (R$16.9 billion) of the Company’s assets were blocked, of which approximately US$111 (R$432 million) were frozen on the Company’s bank accounts, US$3.2 billion (R$12.6 billion) were converted into judicial deposits and US$1 billion (R$3.75 billion) was guaranteed using 75,325,801 treasury shares out of the 156,192,313 common shares held in treasury as at March 31,2019. In addition, the Company has guaranteed an amount of US$1.4 billion (R$5.3 billion) through insurance agreements.

Other collective and individual claims related to the Brumadinho dam failure were filed. Some collective claims were extinguished by the competent courts.

Administrative sanctions

The Company was notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$64 (R$250 million), which the Company expects to settle through environmental projects and so, this amount has been provided as at March 31, 2019.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

In addition, the Company was fined by the daily amount of US$26 thousand (R$100 thousand) until IBAMA agrees that the Company has fully and satisfactorily concluded the fauna saving plan, drawn up on February 7, 2019. Moreover, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$28 (R$108 million) due to the pollution caused by the Company. Vale has presented its defenses against of these sanctions.

U.S. Securities class action suits

The Company became aware through public available information that Vale and certain of its current officers have been named as defendants in putative securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. However, neither the Company nor its officers have been officially served of any of these Complaints.

The complaints allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and potential damage of the dam failure in the Córrego de Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend these actions and mount a full defense against these claims. Based on the assessment of the Company´s legal consultants, although still in a very preliminary stage, the expectation of loss of this proceeding is classified as possible.

Considering that no official service of process has been received to date, the very early stage of the aforementioned putative class action and the fact that no amounts have been claimed by the plaintiffs against the defendants, it is not possible, at the moment, to reliably estimate the potential amounts involved.

The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification to the Company was recognized in Vale’s financial statements.

Accounting policy

The measurement of the provisions require the use of assumptions that may be mainly affected by: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, and (vii) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

4.                                      Information by business segment and by geographic area

The Company operated the following reportable segments during this year: Ferrous Minerals, Coal and Base Metals. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

In 2019, due to the Brumadinho’s dam failure, the Company has created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures that will be implemented in Brumadinho and other affected areas. This Board reports to the CEO and will assess the costs related to the Brumadinho event. These costs are not directly related to the Company’s operating activities and, therefore, were not allocated to any operating segment.

The Company allocate in “Others” the sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

a)        Adjusted EBITDA

Adjusted EBITDA is calculated for each segment using operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended March 31, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,477	(1,644)	(13)	(19)	(157)	—	2,644
Iron ore Pellets	1,674	(753)	(4)	(5)	(10)	—	902
Ferroalloys and manganese	85	(57)	(1)	—	—	—	27
Other ferrous products and services	107	(77)	(1)	—	—	—	29
	6,343	(2,531)	(19)	(24)	(167)	—	3,602

Coal	333	(423)	(1)	(6)	—	28	(69)

Base metals
Nickel and other products	980	(688)	(12)	(7)	(8)	—	265
Copper	471	(226)	—	(5)	—	—	240
	1,451	(914)	(12)	(12)	(8)	—	505

Brumadinho event	—	—	(4,504)	—	—	—	(4,504)

Others	76	(85)	(148)	(29)	—	—	(186)
Total	8,203	(3,953)	(4,684)	(71)	(175)	28	(652)

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended March 31, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,703	(2,078)	(13)	(20)	(35)	—	2,557
Iron ore Pellets	1,585	(813)	(1)	(5)	(3)	—	763
Ferroalloys and manganese	124	(74)	(1)	—	—	—	49
Other ferrous products and services	115	(73)	(3)	—	—	—	39
	6,527	(3,038)	(18)	(25)	(38)	—	3,408

Coal	380	(335)	2	(3)	—	60	104

Base metals
Nickel and other products	1,132	(705)	(15)	(9)	(8)	—	395
Copper	502	(248)	(1)	(4)	—	—	249
	1,634	(953)	(16)	(13)	(8)	—	644

Others	62	(70)	(198)	(28)	(6)	10	(230)
Total of continuing operations	8,603	(4,396)	(230)	(69)	(52)	70	3,926

Discontinued operations (Fertilizers)	89	(84)	(1)	—	—	—	4
Total	8,692	(4,480)	(231)	(69)	(52)	70	3,930

Adjusted EBITDA is reconciled to net income (loss) as follows:

From continuing operations

	Three-month period ended March 31,
	2019	2018
Net income (loss) from continuing operations	(1,675)	1,691
Depreciation, depletion and amortization	801	873
Income taxes	(632)	721
Financial results, net	706	624
Equity results and other results in associates and joint ventures, net of dividends received	(56)	(1)
Impairment and disposal of non-current assets	204	18
Adjusted EBITDA from continuing operations	(652)	3,926

From discontinued operations

Three-month period ended March 31, 2018
Loss from discontinued operations	(82)
Income taxes	(31)
Financial results, net	4
Impairment of non-current assets	113
Adjusted EBITDA from discontinued operations	4

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

b)        Assets by segment

	March 31, 2019			December 31, 2018
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)
Ferrous minerals	2,569	1,859	33,513	2,210	1,814	31,377
Coal	88	323	1,628	119	317	1,589
Base metals	1,238	14	21,670	1,147	14	21,295
Others	20	1,076	1,632	11	1,080	2,086
Total	3,915	3,272	58,443	3,487	3,225	56,347

	Three-month period ended March 31,
	2019			2018
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	279	86	428	322	333	432
Coal	50	—	49	24	9	65
Base metals	182	11	306	181	15	350
Others	1	2	18	1	5	26
Total	512	99	801	528	362	873

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$ 1,831 and US$ 1,844 in March 31, 2019 and US$1,841 and US$1,812 in December 31, 2018, respectively.

(ii) Cash outflows.

c)         Net operating revenue by destination

	Three-month period ended March 31, 2019
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	161	—	220	—	381
United States of America	98	—	209	—	307
Germany	262	—	118	—	380
Europe, except Germany	413	106	396	—	915
Middle East/Africa/Oceania	628	27	6	—	661
Japan	478	66	88	—	632
China	3,244	—	143	—	3,387
Asia, except Japan and China	433	119	223	—	775
Brazil	626	15	48	76	765
Net operating revenue	6,343	333	1,451	76	8,203

	Three-month period ended March 31, 2018
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	219	—	157	—	376
United States of America	82	—	244	8	334
Germany	325	—	71	—	396
Europe, except Germany	471	102	499	—	1,072
Middle East/Africa/Oceania	593	43	4	—	640
Japan	457	33	115	—	605
China	3,386	—	208	—	3,594
Asia, except Japan and China	346	150	249	—	745
Brazil	648	52	87	54	841
Net operating revenue	6,527	380	1,634	62	8,603

Provisionally priced commodities sales - As at March 31, 2019, there were 8 million metric tons of iron ore and pellets (December 31, 2018: 27 million metric tons) and 94 thousand metric tons of copper (December 31, 2018: 78 thousand metric tons) provisionally priced based on forward prices. The final price of these sales will be determined during the second quarter of 2019. A 10% change in the realized prices compared to the provisionally priced sales, all other factors held constant, would increase or reduce iron ore net income by US$72 and copper net income by US$70.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

5.                            Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Three-month period ended March 31,
	2019	2018
Personnel	462	553
Materials and services	953	884
Fuel oil and gas	347	353
Maintenance	628	737
Energy	212	238
Acquisition of products	107	123
Depreciation and depletion	748	828
Freight	761	901
Others	483	607
Total	4,701	5,224

Cost of goods sold	4,540	5,077
Cost of services rendered	161	147
Total	4,701	5,224

b)        Selling and administrative expenses

	Three-month period ended March 31,
	2019	2018
Personnel	46	62
Services	14	19
Depreciation and amortization	14	19
Others	36	24
Total	110	124

c)         Other operating (income) expenses, net

	Three-month period ended March 31,
	2019	2018
Provision for litigation	79	45
Profit sharing program	35	47
Others	(30)	33
Total	84	125

6.                            Financial result

	Three-month period ended March 31,
	2019	2018
Financial income
Short-term investments	46	25
Others	51	93
	97	118
Financial expenses
Loans and borrowings gross interest	(252)	(336)
Capitalized loans and borrowing costs	37	60
Participative stockholders’ debentures	(377)	(183)
Interest on REFIS	(42)	(58)
Others	(174)	(130)
	(808)	(647)
Other financial items
Net foreign exchange gains (losses) on loans and borrowings	(10)	(117)
Derivative financial instruments	93	90
Other net foreign exchange gains (losses)	3	53
Net indexation losses	(81)	(121)
	5	(95)
Financial results, net	(706)	(624)

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

Net investment of foreign operation

From January 1, 2019, the Company has considered certain long-term loans payable to Vale International S.A. as part of its net investment in that foreign operation. Until December 31, 2018, the impact of the exchange variation on these intercompany loans was recognized on the income statement and from the adoption of this accounting policy, the exchange variation is recognized directly in stockholders’ equity. Further details are disclosed in note 20.

7.                            Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	6,908	1,532	5,376
Effect in income statement	849	(30)	879
Translation adjustment	(37)	18	(55)
Other comprehensive income	(9)	4	(13)
Balance at March 31, 2019	7,711	1,524	6,187

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2017	6,638	1,719	4,919
Effect in income statement	(628)	—	(628)
Transfers between asset and liabilities	8	8	—
Translation adjustment	(24)	(32)	8
Other comprehensive income	86	9	77
Effect of discontinued operations
Effect in income statement	31	—	31
Transfer to net assets held for sale	(5)	—	(5)
Balance at March 31, 2018	6,106	1,704	4,402

b)        Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended March 31,
	2019	2018
Income (loss) before income taxes	(2,307)	2,412
Income taxes at statutory rates - 34%	784	(820)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	67
Tax incentives	32	27
Equity results	36	29
Unrecognized tax losses of the period	(168)	(147)
Others	(52)	123
Income taxes	632	(721)

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. Therefore, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c)         Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at March 31, 2019, the balance of US$ 4,258 (US$ 433 as current and US$ 3,825 as non-current) is due in 115 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody).

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

8.                            Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended March 31,
	2019	2018
Net income (loss) attributable to Vale’s stockholders:
Net income (loss) from continuing operations	(1,642)	1,672
Loss from discontinued operations	—	(82)
Net income (loss)	(1,642)	1,590

Thousands of shares
Weighted average number of shares outstanding - common shares	5,183,120	5,197,432

Basic and diluted earnings (loss) per share from continuing operations:
Common share (US$)	(0.32)	0.32
Basic and diluted loss per share from discontinued operations:
Common share (US$)	—	(0.02)
Basic and diluted earnings (loss) per share:
Common share (US$)	(0.32)	0.30

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share.

9.                  Accounts receivable

	March 31, 2019	December 31, 2018
Accounts receivable	2,515	2,710
Expected credit loss	(62)	(62)
	2,453	2,648

Revenue related to the steel sector - %	83.18%	85.50%

There are no significant amounts recognized in the income statement related to impairment of accounts receivables for the three-month period ended March 31, 2019 and 2018.

There is no customer that individually represents over 10% of accounts receivable or revenues.

10.           Inventories

	March 31, 2019	December 31, 2018
Finished products	3,231	2,797
Work in progress	684	690
Consumable inventory	994	956
Total	4,909	4,443

	Three-month period ended March 31,
	2019	2018
Reversal (provision) for net realizable value	(18)	(1)

Finished and work in progress product inventory by segments is presented in note 4(b).

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

11.                     Other financial assets and liabilities

	Current		Non-Current
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Other financial assets
Financial investments	12	32	—	—
Bank accounts restricted	111	—	—	—
Loans	—	—	155	153
Derivative financial instruments (note 20)	43	39	423	392
Investments in equity securities (note 12)	—	—	933	987
Related parties - Loans (note 25)	301	364	1,597	1,612
	467	435	3,108	3,144
Other financial liabilities
Derivative financial instruments (note 20)	333	470	311	344
Related parties - Loans (note 25)	1,101	1,134	958	960
Participative stockholders’ debentures	—	—	1,742	1,407
	1,434	1,604	3,011	2,711

Participative stockholders’ debentures

On April 2, 2019 (subsequent event), the Company paid the amount of US$99 (R$382 million) as remuneration to stockholders’ debentures.

12.                     Acquisitions and divestitures

a)        Fertilizers (discontinued operations)

In January 2018, the Company and The Mosaic Company (“Mosaic”) concluded the transaction entered in December 2016, to sell (i) the phosphate assets located in Brazil, except for those located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada. The Company received US$1,080 in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s outstanding common shares after the issuance of these shares totaling US$899, based on the Mosaic’s quotation at closing date of the transaction and a loss of US$55 was recognized in the income statement from discontinued operations.

Mosaic’s shares received were accounted for as a financial investment measured at fair value through other comprehensive income.

b) Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA (“Yara”) to sell its assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the Company received US$255 in cash and a loss of US$69 was recognized in the income statement from discontinued operations.

c) New Steel

On January 24, 2019, the Company acquired 100% of the voting capital of New Steel Global NV (“New Steel”) and gained its control for the total consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process. The Company expects to continue developing this technology at the New Steel’s technology center, allowing to use this technology on its operations over the future.

The total consideration paid is mainly attributable to the research project and development intangible asset. When completed, the Company expects to use the beneficiation technique on its pelletizing operations. The useful life of the intangible asset recognized will be defined at the beginning of the operation phase and until this asset is not subject to amortization, it will be tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

The allocation of the purchase price to the acquired assets and liabilities assumed recognized at the acquisition date is as follows:

January 24, 2019
Purchase price	496
Acquired assets	(18)
Intangibles (note 14)	(2)
Other assets	(16)
Assumed liabilities	17
Fair value adjustment of an intangible research and development asset (note 14)	(495)
Goodwill	—

d) Ferrous Resources Limited

In December 2018, the Company entered into an agreement to purchase the control of Ferrous Resources Limited, a company that currently owns and operates iron ore mines closely located to Company’s operations in Minas Gerais, Brazil. The purchase price is US$550 and the conclusion of transaction is expected to occur in 2019, subject to conditions precedent, including the approval of the Brazilian anti-trust authority (CADE).

13.                     Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures as follows:

	Associates	Joint ventures	Total
Balance at December 31, 2018	1,392	1,833	3,225
Translation adjustment	9	(12)	(3)
Equity results in income statement	(6)	112	106
Equity results in statement of comprehensive income	(3)	—	(3)
Dividends declared	(10)	(46)	(56)
Others	—	3	3
Balance at March 31, 2019	1,382	1,890	3,272

	Associates	Joint ventures	Total
Balance at December 31, 2017	1,441	2,127	3,568
Additions	—	17	17
Translation adjustment	8	(12)	(4)
Equity results in income statement	(3)	88	85
Dividends declared	—	(27)	(27)
Transfer from non-current assets held for sale (i)	87	(4)	83
Balance at March 31, 2018	1,533	2,189	3,722

(i) Refers to 18% interest held by Vale Fertilizantes at Ultrafertil which was transferred to Vale as part of the final settlement occurred in January 2018 (note 12).

The investments by segments are presented in note 4(b).

b) Guarantees provided

As of March 31, 2019, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. were US$328 and US$1,355, respectively.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

Investments in associates and joint ventures (continued)

					Equity results in the income statement		Dividends received
			Investments in associates and joint ventures		Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2019	December 31, 2018	2019	2018	2019	2018
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	24	23	2	2	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	121	104	18	15	—	—
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	95	83	12	15	—	—
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	88	81	8	16	—	—
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	177	148	31	30	—	—
MRS Logística S.A.	48.16	46.75	490	496	12	12	—	—
VLI S.A.	37.60	37.60	841	857	1	(13)	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	23	22	—	—	—	—
			1,859	1,814	84	77	—	—
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	323	317	(5)	4	—	—
			323	317	(5)	4	—	—
Base metals
Korea Nickel Corp.	25.00	25.00	14	14	—	1	—	—
			14	14	—	1	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	469	486	14	19	—	10
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	163	162	2	7	—	—
California Steel Industries, Inc.	50.00	50.00	264	247	17	21	—	—
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	—	—	—	(42)	—	—
Mineração Rio do Norte S.A.	40.00	40.00	91	93	(1)	3	—	—
Others			89	92	(5)	(5)	—	—
			1,076	1,080	27	3	—	10
Total			3,272	3,225	106	85	—	10

(i) Although the Company held a majority of the voting capital, the entities are accounted under equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company’s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee. However, the Company has provided a financial guarantee to CSP, which has a fair value of US$157 as at March 31, 2019 and is recorded in the balance sheet as “Others non-current liabilities”.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

14.          Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions (i)	Right of use	Software	Research & development project and patents (ii)	Total
Balance at December 31, 2018	3,653	4,061	137	111	—	7,962
Additions	—	216	—	16	497	729
Disposals	—	(10)	—	—	—	(10)
Amortization	—	(111)	—	(20)	—	(131)
Translation adjustment	22	(22)	1	1	(12)	(10)
Balance at March 31, 2019	3,675	4,134	138	108	485	8,540
Cost	3,675	5,170	206	963	485	10,499
Accumulated amortization	—	(1,036)	(68)	(855)	—	(1,959)
Balance at March 31, 2019	3,675	4,134	138	108	485	8,540

	Goodwill	Concessions	Right of use	Software	Research & development project and patents	Total
Balance at December 31, 2017	4,110	4,002	152	229	—	8,493
Additions	—	256	—	1	—	257
Disposals	—	(7)	—	—	—	(7)
Amortization	—	(33)	(3)	(31)	—	(67)
Translation adjustment	(58)	(25)	(1)	—	—	(84)
Balance at March 31, 2018	4,052	4,193	148	199	—	8,592
Cost	4,052	5,275	231	1,549	—	11,107
Accumulated amortization	—	(1,082)	(83)	(1,350)	—	(2,515)
Balance at March 31, 2018	4,052	4,193	148	199	—	8,592

(i) Based on technical studies carried out by an independent company and after approval by the regulatory agency (ANTT), the Company reduced the useful life of its railroad tracks in 2019.

(ii) Refers to the acquisition of New Steel Global N.V. (note 12c).

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

15.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements (ii)	Others	Constructions in progress	Total
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	—	7,269	3,387	48,385
Additions (i)	—	—	—	—	—	1,801	—	805	2,606
Disposals	(21)	(62)	—	(2)	(129)	—	(1)	(74)	(289)
Assets retirement obligation	—	—	—	—	125	—	—	—	125
Depreciation, amortization and depletion	—	(133)	(162)	(212)	(160)	(48)	(225)	—	(940)
Translation adjustment	(1)	(16)	(17)	(12)	70	—	(16)	8	16
Transfers	—	42	3	361	252	—	63	(721)	—
Balance at March 31, 2019	613	10,783	11,060	6,542	8,657	1,753	7,090	3,405	49,903
Cost	613	18,338	17,505	12,533	17,149	1,801	11,852	3,405	83,196
Accumulated depreciation	—	(7,555)	(6,445)	(5,991)	(8,492)	(48)	(4,762)	—	(33,293)
Balance at March 31, 2019	613	10,783	11,060	6,542	8,657	1,753	7,090	3,405	49,903

	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements	Others	Constructions in progress	Total
Balance at December 31, 2017	718	12,100	11,786	6,893	9,069	—	8,193	6,119	54,878
Additions (i)	—	—	—	—	—	—	—	519	519
Disposals	—	(36)	(15)	(2)	(4)	—	(1)	(3)	(61)
Assets retirement obligation	—	—	—	—	38	—	—	—	38
Depreciation, amortization and depletion	—	(156)	(184)	(235)	(140)	—	(189)	—	(904)
Translation adjustment	(4)	(69)	(80)	(28)	(152)	—	(62)	74	(321)
Transfers	4	(1)	363	181	201	—	213	(961)	—
Balance at March 31, 2018	718	11,838	11,870	6,809	9,012	—	8,154	5,748	54,149
Cost	718	18,947	18,436	12,922	17,375	—	12,503	5,748	86,649
Accumulated depreciation	—	(7,109)	(6,566)	(6,113)	(8,363)	—	(4,349)	—	(32,500)
Balance at March 31, 2018	718	11,838	11,870	6,809	9,012	—	8,154	5,748	54,149

(i) Includes capitalized borrowing costs.

(ii) Refers to the recognition of the leases in accordance with IFRS 16 (note 2c).

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16) compared to those disclosed in the financial statements as at December 31, 2018.

Disposals of assets

The Company recognized a loss of US$50 and US$18 in the income statement as “Impairment and disposal of non-current assets” for the period ended March 31, 2019 and 2018, respectively, due to non-viable projects and operating assets written off through sale or obsolescence. In addition, the Company recognized a loss of US$154 related to the write-off assets of the Córrego do Feijão mine and those related to the upstream dams in Brazil (note 3) for the period ended March 31, 2019.

Accounting policy

Leases - At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate, initially measured using the index or rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

16.       Loans, borrowings and cash and cash equivalents

a)    Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

b)   Loans and borrowings

i)    Total debt

	Current liabilities		Non-current liabilities
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Principal in:
US$ (i)	1,559	256	10,456	10,300
EUR	—	—	1,068	1,088
R$ (i)	933	492	2,680	2,940
Other currencies	24	25	132	127
Accrued charges	199	230	—	8
Total	2,715	1,003	14,336	14,463

(i) In the three-month period ended March 31, 2019, the Company entered into export financing lines.

The future flows of debt payments principal and interest are as follows:

	Principal	Estimated future interest payments (i)
2019	1,314	674
2020	1,947	884
2021	1,241	784
2022	2,072	694
Between 2023 and 2027	5,221	2,562
2028 onwards	5,057	3,432
Total	16,852	9,030

(i) Based on interest rate curves and foreign exchange rates applicable as at March 31, 2019 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

ii) Reconciliation of debt to cash flows arising from financing activities

Loans and borrowings
December 31, 2018	15,466
Additions	1,842
Repayments	(216)
Interest paid	(246)
Cash flow from financing activities	1,380

Effect of exchange rate	(27)
Interest accretion	232
Non-cash changes	205

March 31, 2019	17,051

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

iii) Credit lines

To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2020 and 2022, in the available amount of US$5,000 to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of March 31, 2019 these lines are undrawn.

iv) Guarantees

As at March 31, 2019 and December 31, 2018, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$236 and US$221, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2019.

17.       Liabilities related to associates and joint ventures

The movements of the provision to comply with the obligations under the agreement related to the dam failure of Samarco Mineração S.A. (“Samarco”), which is a Brazilian joint venture between Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), in the three-month period ended March 31, 2019 and 2018 are as follows:

	2019	2018
Balance at January 01,	1,121	996
Payments	(53)	(59)
Present value valuation	(19)	70
Translation adjustment	(4)	(5)
Balance at March 31,	1,045	1,002

Current liabilities	280	369
Non-current liabilities	765	633
Liabilities	1,045	1,002

In addition to the provision, Vale S.A. made available in the three-month period ended March 31, 2019 and 2018 the amount of US$30 and US$14, respectively, which was fully used to fund Samarco’s working capital and was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. Vale S.A intends to make available until June 30, 2019 short-term facilities up to US$58 to support Samarco’s cash necessity, without any binding obligation to Samarco in this regard. Such support will be released simultaneously with BHPB, and pursuant to the same amounts, terms and conditions, subject to the fulfillment of certain milestones.

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Therefore, Vale’s investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco’s negative reserves.

The contingencies related to the Samarco dam failure are disclosed in note 22.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

18.                     Financial instruments classification

	March 31, 2019				December 31, 2018
	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Financial assets
Current
Cash and cash equivalents	5,008	—	—	5,008	5,784	—	—	5,784
Bank accounts restricted	111	—	—	111	—	—	—	—
Financial investments	—	—	12	12	—	—	32	32
Derivative financial instruments	—	—	43	43	—	—	39	39
Accounts receivable	2,399	—	54	2,453	2,756	—	(108)	2,648
Related parties	301	—	—	301	364	—	—	364
	7,819	—	109	7,928	8,904	—	(37)	8,867
Non-current
Derivative financial instruments	—	—	423	423	—	—	392	392
Investments in equity securities	—	933	—	933	—	987	—	987
Loans	155	—	—	155	153	—	—	153
Related parties	1,597	—	—	1,597	1,612	—	—	1,612
	1,752	933	423	3,108	1,765	987	392	3,144
Total of financial assets	9,571	933	532	11,036	10,669	987	355	12,011

Financial liabilities
Current
Suppliers and contractors	3,331	—	—	3,331	3,512	—	—	3,512
Leases	219	—	—	219	—	—	—	—
Derivative financial instruments	—	—	333	333	—	—	470	470
Loans and borrowings	2,715	—	—	2,715	1,003	—	—	1,003
Related parties	1,101	—	—	1,101	1,134	—	—	1,134
	7,366	—	333	7,699	5,649	—	470	6,119
Non-current
Leases	1,527	—	—	1,527	—	—	—	—
Derivative financial instruments	—	—	311	311	—	—	344	344
Loans and borrowings	14,336	—	—	14,336	14,463	—	—	14,463
Related parties	958	—	—	958	960	—	—	960
Participative stockholders’ debentures	—	—	1,742	1,742	—	—	1,407	1,407
	16,821	—	2,053	18,874	15,423	—	1,751	17,174
Total of financial liabilities	24,187	—	2,386	26,573	21,072	—	2,221	23,293

19.                     Fair value estimate

a)        Assets and liabilities measured and recognized at fair value:

	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial investments	12	—	—	12	32	—	—	32
Derivative financial instruments	—	151	315	466	—	136	295	431
Accounts receivable	—	54	—	54	—	(108)	—	(108)
Investments in equity securities	933	—	—	933	987	—	—	987
Total	945	205	315	1,465	1,019	28	295	1,342

Financial liabilities
Derivative financial instruments	—	494	150	644	—	636	178	814
Participative stockholders’ debentures	—	1,742	—	1,742	—	1,407	—	1,407
Total	—	2,236	150	2,386	—	2,043	178	2,221

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the three-month period ended in March 31, 2019.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

The following table presents the changes in Level 3 assets and liabilities for the three-month period ended in March 31, 2019:

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2018	295	178
Gain and losses recognized in income statement	20	(28)
Balance at March 31, 2019	315	150

Methods and techniques of evaluation

Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item “market curves” (note 26).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

b)        Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
March 31, 2019
Debt principal	16,852	17,875	10,647	7,228

December 31, 2018
Debt principal	15,228	16,262	10,686	5,576

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

20.                     Derivative financial instruments

a)        Derivatives effects on statement of financial position

	Assets
	March 31, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	10	—	9	—
IPCA swap	6	89	7	84
Eurobonds swap	—	—	—	4
Pré-dolar swap	19	1	19	1
	35	90	35	89
Commodities price risk
Nickel	6	4	2	—
Bunker oil	2	—	1	—
	8	4	3	—

Others (note 26)	—	329	1	303
	—	329	1	303
Total	43	423	39	392

	Liabilities
	March 31, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	304	99	383	98
IPCA swap	11	36	35	47
Eurobonds swap	5	10	5	—
Pré-dolar swap	10	14	10	18
	330	159	433	163
Commodities price risk
Nickel	1	—	8	2
Bunker oil	—	—	29	—
	1	—	37	2

Others (note 26)	2	152	—	179
	2	152	—	179
Total	333	311	470	344

b)        Effects of derivatives on the income statement and cash flow

	Three-month period ended March 31,
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)
	2019	2018	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(5)	35	(85)	(46)
IPCA swap	12	19	(28)	—
Eurobonds swap	(19)	31	(5)	—
Pré-dolar swap	3	19	(2)	—
	(9)	104	(120)	(46)
Commodities price risk
Nickel	20	4	3	12
Bunker oil	30	—	—	9
	50	4	3	21

Others	52	(18)	—	—

Total	93	90	(117)	(25)

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Bunker oil	June 2019
Nickel	March 2021
Others	December 2027

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

c) Net investment of foreign operation

From January 1, 2019, the Company has considered certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in that foreign operation. The foreign exchange differences arising on the monetary item are recognized in other comprehensive income and reclassified from stockholders’ equity to income statement at the moment of the disposal or partial disposal of the net investment. The Company recognized a loss of US$64 (US$42 net of taxes) for the three-month period ended March 31, 2019 in the “Cumulative translation adjustments” in stockholders’ equity.

d) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale International Holding GmbH. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income. As at March 31, 2019, the carrying value of the debts designated as instrument hedge of these investments are US$3,154 and EUR750, and the foreign exchange loss of US$14 (US$9, net of taxes) for the three-month period ended March 31, 2019 was recognized in the “Cumulative translation adjustments” in stockholders’ equity.

21.                              Provisions

	Current liabilities		Non-current liabilities
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Payroll, related charges and other remunerations (i)	529	1,046	—	—
Onerous contracts	46	60	651	642
Environmental obligations	100	100	223	202
Asset retirement obligations	76	85	3,305	3,030
De-characterization of the upstream dams (note 3)	158	—	1,674	—
Provisions for litigation (note 22)	—	—	1,388	1,357
Employee postretirement obligations (note 23)	67	72	1,889	1,864
Provisions	976	1,363	9,130	7,095

(i) Change mainly due to payment of profit sharing program.

22.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	691	166	497	2	1,356
Additions and reversals, net	5	46	22	6	79
Payments	(19)	(12)	(28)	(1)	(60)
Indexation and interest	(6)	15	7	2	18
Translation adjustment	—	(2)	(3)	—	(5)
Balance at March 31, 2019	671	213	495	9	1,388

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	750	131	582	10	1,473
Additions and reversals, net	—	3	42	—	45
Payments	(2)	—	(18)	—	(20)
Additions - discontinued operations	29	1	13	—	43
Indexation and interest	6	1	(21)	1	(13)
Translation adjustment	(2)	(2)	(2)	—	(6)
Balance at March 31, 2018	781	134	596	11	1,522

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

b)        Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	March 31, 2019	December 31, 2018
Tax litigation	9,434	8,641
Civil litigation	1,758	1,957
Labor litigation	1,340	1,475
Environmental litigation	1,059	1,051
Total	13,591	13,124

i - Tax litigation - The most relevant contingent tax liabilities are associated with proceedings related to (i) deductibility of tax credits from our payments of contributions on the net income (CSLL) on our taxable income, (ii) challenges to our PIS and COFINS tax credits, (iii) assessments related to mining royalties (CFEM), and (iv) assessments of value-added tax on services and circulation of goods (ICMS), in particular related to credits we claimed in connection with the sale and purchase of electricity, collection of ICMS in connection with goods that enter into the State of Pará and collection of ICMS/penalties in connection with the transportation by Vale of its own products. The variation in the period is mainly due to new tax proceedings related to ISS, PIS, COFINS, CSLL and IRPJ, accrued interest and adjustment for inflation of the amounts in dispute.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)         Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	March 31, 2019	December 31, 2018
Tax litigation	1,057	1,069
Civil litigation	1,970	60
Labor litigation	972	555
Environmental litigation	1,125	32
Total	5,124	1,716

The judicial deposits related to Brumadinho’s event are detailed in note 3(a) and are included in the amounts above.

Beside the deposits already made, the Company has insurance and bank guarantees for judicial deposits in the amount of US$3.9 billion (R$15,4 billion), of which US$1.4 billion (R$5,3 billion) are related to the Brumadinho event. The cost of this guarantees recognized in financial expenses is US$2 (R$8 million) in three-month period ended March 31, 2019.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of US$5.2 billion (R$20.2 billion). In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is US$39.8 billion (R$155 billion).

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

In 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguishes (i) the public civil claim of US$5.2 billion (R$20.2 billion) filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of US$39.8 billion (R$155 billion) filed by MPF.

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale S.A. and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs allege that Vale S.A. made false and misleading statements or not made disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures.

Based on the assessment of the Company´s legal consultants, the expectation of loss of this proceeding is classified as possible. The plaintiffs have not specified an amount of alleged damages in these actions. Therefore, it is not possible, at the moment, to reliably estimate the potential amounts involved.

(iii) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. Currently, the progress of the criminal action is paralyzed due to the judgment of Habeas Corpus, with no decision.

On April 23, 2019, the Federal Court from the 1st Region issued an Habeas Corpus writ and granted it to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same opportunity, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

Currently, the criminal action awaits for the judge to schedule new hearings for the defense witnesses to testify and also to determine a rogatory letter to be sent to Canada to collect the testimony of the three accusation witnesses that live there.

(iv) Tax proceedings

In 2018, the Office of the of the Attorney General for the National Treasury (PGFN) requested a court order to seize our assets to secure the payment of federal tax debts, in the amount of approximately US$2.5 billion (R$10 billion), related to a joint venture in which Vale participates. The court initially granted an injunction, but the injunction was later reversed in all material respects.  Such tax debits are currently suspended under Brazilian law and Vale’s defense was timely presented.

e) Contingent Assets

In 2015, the Company filed a request to enforce a judicial decision in the amount of US$134 (R$524 million), based on a partially favorable unappealable decision that granted the Company the right to adjust for inflation and interest, the amount of compulsory loans it made to the electricity sector from 1987 to 1993. A judicial decision determining the amount of the asset to be recognized in Vale’s financial statements is still pending. Currently it is not possible to estimate the economic benefit inflow as there is a pending judicial decision. Consequently, the asset was not recognized in the financial statements.

In March 2017, the Federal Supreme Court (STF) decided that the ICMS shall not be included in PIS and COFINS tax base. The decision is not final as an appeal by the Office of the of the Attorney General for the National Treasury (PGFN) is still pending. Vale has been litigating this issue in two judicial proceedings, related to taxable events after December 2001. On March 18, 2019, a favorable judicial decision in one of these proceedings became final and unappealable (with respect to assessments after March 2012). In the other case, Vale is waiting for Federal Regional Court of the 2nd Region to apply the same authority from the STF. The asset has not yet been recognized in the financial statements as the determination of its amount is subject to a final decision on  a request for clarification (embargos de declaração) before the STF, which is pending.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited (“VBG”) (formerly BSG Resources (Guiné) Limited), which had iron ore concession rights in Simandou South(“Zogota”) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. In 2014, the Republic of Guinea revoked that concession after a finding that BSGR had obtained it through bribery of Guinean government officials, while finding that Vale did not participate in any way in that bribery. In April, 2019, the Company was summoned of an award from an arbitral tribunal in London granting the amount of US$1.2 billion plus costs and interest (with interest and costs, exceeding US$2.0 billion), against BSG Resources Limited (“BSGR”), for fraud and breaches of warranty by BSGR in inducing Vale to enter into a joint venture to develop a concession for mining iron ore in the Simandou region of the Republic of Guinea. Vale S.A. commenced a proceeding against BSG Resources Limited (“BSGR”) in the United States District Court for the Southern District of New York to enforce Vale’s arbitral award against BSGR, which was issued on April 4, 2019 by an arbitral tribunal under the auspices of the London Court of International Arbitration. Vale intends to pursue collection of this award by all legally available means, including other possible jurisdictions, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

23.                               Employee postretirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	March 31, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,046)	(4,081)	(1,338)	(3,577)	(3,929)	(1,280)
Fair value of assets	4,802	3,463	—	4,737	3,273	—
Effect of the asset ceiling	(1,756)	—	—	(1,160)	—	—
Liabilities	—	(618)	(1,338)	—	(656)	(1,280)

Current liabilities	—	(23)	(44)	—	(20)	(52)
Non-current liabilities	—	(595)	(1,294)	—	(636)	(1,228)
Liabilities	—	(618)	(1,338)	—	(656)	(1,280)

24.                     Stockholders’ equity

a)        Share capital

As at March 31, 2019, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	March 31, 2019
Stockholders	ON	PNE	Total
Litel Participações S.A. and Litela Participações S.A.	1,075,773,534	—	1,075,773,534
BNDES Participações S.A.	323,496,276	—	323,496,276
Bradespar S.A.	293,907,266	—	293,907,266
Mitsui & Co., Ltd	286,347,055	—	286,347,055
Foreign investors - ADRs	1,199,344,981	—	1,199,344,981
Foreign institutional investors in local market	1,194,732,165	—	1,194,732,165
FMP - FGTS	53,070,716	—	53,070,716
PIBB - Fund	2,455,573	—	2,455,573
Institutional investors	378,691,740	—	378,691,740
Retail investors in Brazil	320,463,151	—	320,463,151
Brazilian Government (Golden Share)	—	12	12
Shares outstanding	5,128,282,457	12	5,128,282,469
Shares in treasury	156,192,313	—	156,192,313
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	61,614	—	61,614

Total authorized shares	7,000,000,000	—	7,000,000,000

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

b) Shares in treasury

As of March 31, 2019, the Company had 156,192,313 treasury shares of which 75,325,801 are judicially blocked, as described in note 3, due to the Brumadinho event.

In addition, the Company used 2,024,059 treasury shares to pay the Matching program of its eligible executives. These shares are part of the total treasury share acquired by the Company in the share buyback program, approved by the Board of Directors on July 25, 2018, in the amount of US$22 recognized as “assignment and transfer of shares”.

25.                     Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)                           Transactions with related parties

	Three-month period ended March 31,
	2019				2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	64	68	44	176	104	78	48	230
Cost and operating expenses	(498)	(8)	—	(506)	(504)	(21)	—	(525)
Financial result	2	—	(30)	(28)	40	—	(53)	(13)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the leases of the pelletizing plants.

b)        Outstanding balances with related parties

	March 31, 2019				December 31, 2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Assets
Cash and cash equivalents	—	—	652	652	—	—	1,256	1,256
Accounts receivable	55	165	3	223	110	42	3	155
Dividends receivable	175	10	—	185	132	—	—	132
Loans	1,898	—	—	1,898	1,976	—	—	1,976
Derivatives financial instruments	—	—	300	300	—	—	297	297
Other assets	72	—	—	72	25	—	—	25

Liabilities
Supplier and contractors	270	108	20	398	221	21	24	266
Loans	—	1,340	3,053	4,393	—	1,325	2,650	3,975
Derivatives financial instruments	—	—	109	109	—	—	112	112
Other liabilities	719	94	—	813	769	—	—	769

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

Coal segment transactions

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala’s logistic corridor, closed the project financing and repaid a portion of the shareholders loans from Vale, in the amount of US$2,572. The outstanding receivable of US$1,898 carries interest at 7.44% p.a.

The loan from associates mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique which carries interest at 6.54% p.a.

26.       Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2019, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019		December 31, 2018		Index	Average rate	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019	2020	2021+

CDI vs. US$ fixed rate swap							(44)	(46)	(4)	7	(13)	(17)	(14)
Receivable	R$	1,575	R$	1,581	CDI	98.77%
Payable	US$	450	US$	456	Fix	3.17%

TJLP vs. US$ fixed rate swap							(294)	(370)	(80)	23	(221)	(21)	(52)
Receivable	R$	2,183	R$	2,303	TJLP +	1.18%
Payable	US$	875	US$	994	Fix	1.72%

TJLP vs. US$ floating rate swap							(55)	(56)	(1)	2	(55)	—	—
Receivable	R$	178	R$	181	TJLP +	0.83%
Payable	US$	105	US$	107	Libor +	-1.24%

R$ fixed rate vs. US$ fixed rate swap							(4)	(8)	(2)	18	11	11	(26)
Receivable	R$	1,058	R$	1,078	Fix	6.92%
Payable	US$	343	US$	351	Fix	-0.58%

IPCA vs. US$ fixed rate swap							(47)	(80)	(28)	5	—	(10)	(37)
Receivable	R$	865	R$	1,315	IPCA +	6.57%
Payable	US$	278	US$	434	Fix	4.26%

IPCA vs. CDI swap							95	89	—	—	5	51	39
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.59%

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

(ii) Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019		December 31, 2018		Index	Average rate	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019	2020	2021+

EUR fixed rate vs. US$ fixed rate swap							(15)	(1)	(5)	6	—	(5)	(10)
Receivable	€500		€500		Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

b) Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the Company’s cash flow volatility, bunker oil hedging transactions were implemented, through options contracts.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

	Notional (ton)				Fair value		Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	March 31, 2019	December 31, 2018	March 31, 2019	2019

Call options	1,095,000	2,100,000	B	518	2	1	1	2
Put options	1,095,000	2,100,000	S	292	—	(29)	—	—
Total					2	(28)	1	2

(ii) Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (US$/ton)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019	2020+

Fixed price sales protection
Nickel forwards	11,789	7,244	B	12,201	10	(10)	3	4	9	1

Raw material purchase protection
Nickel forwards	141	120	S	12,293	—	—	—	—	—	—
Copper forwards	48	81	S	6,184	—	—	—	—	—	—
Total					10	(10)	3	4	9	1

c) Freight derivative positions

In order to reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)			Average	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (US$/day)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019

Freight forwards	780	480	B	13,146	(1)	1	—	—	(1)

d) Wheaton Precious Metals Corp. warrants

The company owns warrants of Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants have payoff similar to that of an american call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (US$/share)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2023

Call options	10,000,000	10,000,000	B	44	13	8	—	2	13

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

e) Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The Company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the Company.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2027

Conversion options	140,239	140,239	S	8,134	(53)	(59)	—	3	(53)

f) Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a stock sale and purchase agreement that has options related to MBR shares. Mainly, the Company has the right to buy back this non-controlling interest in the subsidiary. Moreover, under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares.

	Notional (quantity, in millions)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (R$/share)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019+

Options	2,139	2,139	B/S	1.7	279	279	—	13	279

g) Option related to SPCs Casa dos Ventos

The Company acquired in January 2019 a call option related to shares of the special purpose companies Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (SPCs Casa dos Ventos), which are part of the wind farm of Folha Larga Sul project, in Campo Formoso, Bahia, with commercial operation scheduled for the first half of 2020. This option was acquired in the context of the Company’s signing of electric power purchase and sale agreements with Casa dos Ventos, supplied by this wind farm.

	Notional (quantity)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (R$/share)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2022

Call option	137,751,623	—	B	2.81	18	—	—	2	18

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

h) Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)			Average	Fair value		Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (US$/ton)	March 31, 2019	December 31, 2018	March 31, 2019	2019

Nickel forwards	1,134	3,763	S	12,303	(1)	2	1	(1)
Copper forwards	1,743	2,035	S	6,260	—	—	—	—
Total					(1)	2	1	(1)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (US$/ton)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019	2020+

Call options	746,667	746,667	S	233	(2)	(1)	—	1	—	(2)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2019	December 31, 2018	Bought / Sold	strike (R$/share)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2019	2019+

Put option	1,105,070,863	1,105,070,863	S	3.88	(79)	(103)	—	9	(79)

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

i) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at March 31, 2019

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$depreciation	(44)	(158)	(274)
	US$interest rate inside Brazil decrease	(44)	(46)	(49)
	Brazilian interest rate increase	(44)	(43)	(43)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$depreciation	(294)	(511)	(728)
	US$interest rate inside Brazil decrease	(294)	(302)	(311)
	Brazilian interest rate increase	(294)	(308)	(320)
	TJLP interest rate decrease	(294)	(307)	(320)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$depreciation	(55)	(82)	(108)
	US$interest rate inside Brazil decrease	(55)	(56)	(57)
	Brazilian interest rate increase	(55)	(56)	(57)
	TJLP interest rate decrease	(55)	(56)	(57)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$depreciation	(4)	(80)	(155)
	US$interest rate inside Brazil decrease	(4)	(13)	(22)
	Brazilian interest rate increase	(4)	(20)	(34)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$depreciation	(47)	(118)	(189)
	US$interest rate inside Brazil decrease	(47)	(50)	(52)
	Brazilian interest rate increase	(47)	(52)	(58)
	IPCA index decrease	(47)	(50)	(53)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	95	79	64
	IPCA index decrease	95	85	76
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(85)	(76)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(15)	(177)	(339)
	Euribor increase	(15)	(17)	(20)
	US$Libor decrease	(15)	(28)	(42)
Protected item: EUR denominated debt	EUR depreciation	n.a.	177	339

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Bunker Oil protection
Options	Bunker Oil price decrease	2	(10)	(91)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	10	91

Maritime Freight protection
Forwards	Freight price decrease	(1)	(3)	(6)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	3	6

Nickel sales fixed price protection
Forwards	Nickel price decrease	10	(28)	(65)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	28	65

Purchase protection program
Nickel forwards	Nickel price increase	—	(1)	(1)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	1	1

Copper forwards	Copper price increase	—	—	—
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	—	—

Wheaton Precious Metals Corp. warrants	WPM stock price decrease	13	4	—

Conversion options - VLI	VLI stock value increase	(53)	(85)	(129)

Options - MBR	Iron ore price decrease	279	180	101

Option - SPCs Casa dos Ventos	SPCs Casa dos Ventos stock value decrease	18	8	2

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(1)	(5)	(8)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	—	(3)	(6)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(4)	(7)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(79)	(212)	(441)

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

j)                                        Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Amazônia SA	—	—
Banco Bradesco	Ba3	BB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Ba3	BB-
Banco do Nordeste	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank of America	A3	A-
Bank of China	A1	A
Bank of Mandiri	Baa2	BB+
Bank of Montreal	Aa2	A+
Bank of Nova Scotia	Aa2	A+
Bank of Shanghai	Baa2	—
Bank of Tokyo Mitsubishi UFJ	A1	A-
Bank Rakyat	Baa2	BB+
Banpará	—	BB-
Barclays	Baa3	BBB
BBVA	A3	A-
BNP Paribas	Aa3	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB-
Canadian Imperial Bank	Aa2	A+
China Construction Bank	A1	A
CIMB Bank	A3	A-
Citigroup	Baa1	BBB+
Credit Agricole	A1	A+
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Intesa Sanpaolo Spa	Baa1	BBB
Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB
Mega Int. Commercial Bank	A1	A
Mitsui & Co	A1	A-
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
Muscat Bank	Ba2	BB
National Australia Bank NAB	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	Ba2	—
Natixis	A1	A+
Rabobank	Aa3	A+
Royal Bank of Canada	Aa2	AA-
Societe Generale	A1	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
UBS	Aa3	A-
Unicredit	Baa1	BBB

k)            Market curves

The curves used on the pricing of derivatives instruments were developed based on data from B3, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,015	SEP19	13,074	MAR20	13,230
APR19	12,936	OCT19	13,101	MAR21	13,496
MAY19	12,968	NOV19	13,127	MAR22	13,768
JUN19	12,994	DEC19	13,155	MAR23	14,045
JUL19	13,021	JAN20	13,180
AUG19	13,047	FEB20	13,202

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.94	SEP19	2.94	MAR20	2.94
APR19	2.94	OCT19	2.94	MAR21	2.94
MAY19	2.94	NOV19	2.94	MAR22	2.93
JUN19	2.94	DEC19	2.94	MAR23	2.93
JUL19	2.94	JAN20	2.94
AUG19	2.94	FEB20	2.94

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	419	SEP19	392	MAR20	331
APR19	420	OCT19	379	MAR21	323
MAY19	419	NOV19	365	MAR22	283
JUN19	416	DEC19	352	MAR23	248
JUL19	410	JAN20	343
AUG19	403	FEB20	336

Maritime Freight (Capesize 5TC)

Maturity	Price (US$/day)	Maturity	Price (US$/day)	Maturity	Price (US$/day)
SPOT	3,796	SEP19	15,591	MAR20	12,121
APR19	5,188	OCT19	16,288	Cal 2020	13,234
MAY19	7,167	NOV19	16,288	Cal 2021	12,558
JUN19	9,279	DEC19	16,288	Cal 2022	12,542
JUL19	10,592	JAN20	12,121
AUG19	12,142	FEB20	12,121

(ii)  Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/19	3.59	03/02/20	3.52	04/01/22	3.52
06/03/19	3.48	04/01/20	3.52	07/01/22	3.51
07/01/19	3.43	05/04/20	3.53	10/03/22	3.53
08/01/19	3.40	07/01/20	3.53	01/02/23	3.54
09/02/19	3.33	10/01/20	3.53	04/03/23	3.54
10/01/19	3.35	01/04/21	3.52	07/03/23	3.54
11/01/19	3.38	04/01/21	3.52	10/02/23	3.54
12/02/19	3.38	07/01/21	3.52	01/02/24	3.56
01/02/20	3.45	10/01/21	3.53	07/01/24	3.56
02/03/20	3.49	01/03/22	3.50	01/02/25	3.61

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.50	6M	2.57	11M	2.55
2M	2.57	7M	2.56	12M	2.55
3M	2.60	8M	2.56	2Y	2.42
4M	2.58	9M	2.56	3Y	2.37
5M	2.57	10M	2.55	4Y	2.37

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/19	7.03	03/02/20	7.03	04/01/22	7.03
06/03/19	7.03	04/01/20	7.03	07/01/22	7.03
07/01/19	7.03	05/04/20	7.03	10/03/22	7.03
08/01/19	7.03	07/01/20	7.03	01/02/23	7.03
09/02/19	7.03	10/01/20	7.03	04/03/23	7.03
10/01/19	7.03	01/04/21	7.03	07/03/23	7.03
11/01/19	7.03	04/01/21	7.03	10/02/23	7.03
12/02/19	7.03	07/01/21	7.03	01/02/24	7.03
01/02/20	7.03	10/01/21	7.03	07/01/24	7.03
02/03/20	7.03	01/03/22	7.03	01/02/25	7.03

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/19	6.42	03/02/20	6.58	04/01/22	7.92
06/03/19	6.42	04/01/20	6.58	07/01/22	8.02
07/01/19	6.44	05/04/20	6.65	10/03/22	8.13
08/01/19	6.45	07/01/20	6.75	01/02/23	8.24
09/02/19	6.46	10/01/20	6.96	04/03/23	8.34
10/01/19	6.48	01/04/21	7.14	07/03/23	8.42
11/01/19	6.48	04/01/21	7.33	10/02/23	8.42
12/02/19	6.51	07/01/21	7.49	01/02/24	8.54
01/02/20	6.52	10/01/21	7.64	07/01/24	8.65
02/03/20	6.55	01/03/22	7.78	01/02/25	8.75

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/19	4.11	03/02/20	4.26	04/01/22	4.13
06/03/19	4.11	04/01/20	4.25	07/01/22	4.15
07/01/19	4.13	05/04/20	4.19	10/03/22	4.19
08/01/19	4.14	07/01/20	4.09	01/02/23	4.24
09/02/19	4.15	10/01/20	4.06	04/03/23	4.28
10/01/19	4.18	01/04/21	4.01	07/03/23	4.32
11/01/19	4.17	04/01/21	4.03	10/02/23	4.28
12/02/19	4.20	07/01/21	4.04	01/02/24	4.36
01/02/20	4.21	10/01/21	4.06	07/01/24	4.40
02/03/20	4.24	01/03/22	4.09	01/02/25	4.45

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	(0.42)	6M	(0.27)	11M	(0.23)
2M	(0.37)	7M	(0.26)	12M	(0.23)
3M	(0.35)	8M	(0.25)	2Y	(0.20)
4M	(0.31)	9M	(0.24)	3Y	(0.14)
5M	(0.29)	10M	(0.24)	4Y	(0.07)

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.98	6M	2.09	11M	1.09
2M	2.00	7M	1.77	12M	0.99
3M	2.01	8M	1.54	2Y	1.94
4M	2.05	9M	1.35	3Y	1.92
5M	2.07	10M	1.20	4Y	1.95

Currencies - Ending rates

CAD/US$	0.7482	US$/BRL	3.8967	EUR/US$	1.1235

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 9, 2019		Director of Investor Relations